

March 6, 2014

Via E-mail
Ms. Karen L. Power
Senior Vice President & Principal Financial Officer
Syntroleum Corporation
5416 S. Yale Suite 400
Tulsa, OK 74135

> **Re:** **Syntroleum Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 7, 2014**
> **Current Report on Form 8-K**
> **Filed December 18, 2013**
> **Response dated February 7, 2014**
> **File No. 1-34490**

Dear Ms. Power:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ A.N. Parker

                           Anne Nguyen Parker
                           Legal Branch Chief